**ING Financial Markets LLC**
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statements of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

Year Ended December 31, 2021

# Contents

Facing Page and Oath or Affirmation

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-43978 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING _____1/1/2021_____ AND ENDING _____12/31/2021_____
                                              MM/DD/YY                                                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____ING Financial Markets LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer        ☐ Security-based swap dealer        ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____1133 Avenue of the Americas_____
                                              (No. and Street)

New York                                              NY                                   10036
_____
        (City)                                              (State)                                   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Roach                              646-424-8131                    patrick.roach@ing.com
_____
(Name)                              (Area Code – Telephone Number)        (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____KPMG LLP_____
                              (Name – if individual, state last, first, and middle name)

345 Park Avenue                              New York                    NY          10154
_____
(Address)                                      (City)                    (State)      (Zip Code)

10/20/2003                                                                185
_____
(Date of Registration with PCAOB)(if applicable)              (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form**
**displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, _____Patrick Roach_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ING Financial Markets LLC_____, as of _____December 31_____, 2_021__, is true and correct.  I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:  *Patrick Roach*

_____

**Under relief provided by the SEC, the Company is making this filing without notarization due to difficulties arising from COVID.**

Title:

Chief Financial Officer
_____

_____
Notary Public

**This filing\*\* contains (check all applicable boxes):**
- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17  CFR  240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR  240.18a-4, as applicable.
- ☐ (l)  Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m)  Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n)  Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR  240.15c3-1, 17 CFR  240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR  240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Member
ING Financial Markets LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of ING Financial Markets LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
February 28, 2022

# ING Financial Markets LLC
### (A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

## Statement of Financial Condition

December 31, 2021
*(In Thousands)*

### Assets

| | |
|---|---:|
| Cash | $ 443,257 |
| Securities borrowed | 14,016,951 |
| Securities purchased under agreements to resell (includes $9,747,546 at fair value) | 10,825,457 |
| Securities received as collateral, at fair value | 1,480,944 |
| Receivable from affiliates | 3,376 |
| Receivable from brokers, dealers, and clearing organizations | 146,276 |
| Receivable from customers | 3,000,591 |
| Financial instruments owned, at fair value (includes $6,238 pledged as collateral) | 12,794 |
| Financial instruments owned, not readily marketable, at fair value | 2,072 |
| Other assets | 11,144 |
| Total assets | $ 29,942,862 |

### Liabilities and Member's Equity

| | |
|---|---:|
| Short-term loan from affiliates | $ 450,518 |
| Securities loaned | 6,345,227 |
| Securities sold under agreements to repurchase (includes $19,275,416 at fair value) | 20,270,166 |
| Payable to brokers, dealers, and clearing organizations | 107,206 |
| Payable to customers | 60,374 |
| Financial instruments sold, not yet purchased, at fair value | 12,445 |
| Obligation to return securities received as collateral, at fair value | 1,480,944 |
| Accounts payable, accrued expenses, and other liabilities | 19,956 |
| Total liabilities | 28,746,836 |
| Commitments and Contingencies (note 16) | |
| Member's Contributions | 921,481 |
| Retained Earnings | 274,545 |
| Total Member's Equity | 1,196,026 |
| Total liabilities and member's equity | $ 29,942,862 |

See accompanying notes to statement of financial condition.

# ING Financial Markets LLC
## (A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

## Notes to Statement of Financial Condition

December 31, 2021
*(In Thousands)*

## 1. Organization

ING Financial Markets LLC (the Company) is a wholly owned subsidiary of ING Financial Holdings Corporation (the Parent). The Parent is an indirect, wholly owned subsidiary of ING Groep N.V. The Company was formed in Delaware on March 28, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), a member of the Securities Investor Protection Corporation (SIPC), a netting member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), and a member of various exchanges. The Company primarily provides customer facilitation services for equity and fixed income securities, securities lending activities, repurchase and resale transactions, principal trading in fixed income securities, underwriting services, and clearing and custodial services for affiliates.

The Company self-clears fixed income securities, U.S. exchange traded funds, equity securities, securities borrowed and loaned, securities purchased under agreements to resell, and securities sold under agreements to repurchase.

## 2. Summary of Significant Accounting Policies

### (a) Basis of Presentation

The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

### (b) Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. The most important of these estimates and assumptions relate to fair value measurements. Management believes that the estimates utilized in the preparation of the financial statements are reasonable; however, actual results could differ from those estimates.

**2. Summary of Significant Accounting Policies (continued)**

**(c) Cash**

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

**(d) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase**

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted as collateralized financing transactions. The Company's Global Securities Financing portfolio transactions are recorded at fair value and the Company's Global Treasury portfolio transactions are recorded at the contracted resale or repurchase amounts as specified in the respective agreements. As described in Note 10 to the financial statements, the Company uses the income approach which is based on a cash flow discounting methodology to determine the fair value of securities purchased under agreements to resell and securities sold under agreements to repurchase. Such transactions are mainly collateralized by U.S. Treasuries, mortgage-backed securities, government agencies, and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral related to securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned. The market value of securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company executes a large portion of its repurchase and reverse repurchase agreements with members of Fixed Income Clearing Corporation (FICC). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

**2. Summary of Significant Accounting Policies (continued)**

**(d) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase (continued)**

It is the Company's policy to net securities purchased under agreements to resell and securities sold under agreements to repurchase for which FICC is the counterparty provided the conditions of ASC 210-20-45-11, Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements, are met.

Accrued interest receivable and payable for these agreements are reported within Receivable from and Payable to brokers, dealers, and clearing organizations in the statement of financial condition

**(e) Securities Borrowed and Securities Loaned**

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender of the securities. With respect to securities loaned, the Company receives collateral in the form of cash and securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Accrued rebates are reported within Receivable from and Payable to brokers, dealers, and clearing organizations in the statement of financial condition.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Statement of Financial Condition (continued)

December 31, 2021
*(In Thousands)*

**2. Summary of Significant Accounting Policies (continued)**

**(f) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value**

Financial instruments owned and financial instruments sold, not yet purchased, are primarily used in principal trading activities. These financial instruments are principally fixed income securities and are recorded at fair value based upon quoted market prices. These financial instruments are recorded on a trade-date basis.

**(g) Securities Transactions**

The Company records principal securities transactions on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expense accounted for on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition under Receivable from or Payable to brokers, dealers, and clearing organizations.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Statement of Financial Condition (continued)

December 31, 2021
*(In Thousands)*

**2. Summary of Significant Accounting Policies (continued)**

**(h) Income Taxes**

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Federal income taxes are calculated as if the Company filed on a modified separate company approach and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. The Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a modified separate company approach.

**(i) Translation of Foreign Currencies**

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the close of business at the statement of financial condition date.

**3. Collateralized Transactions**

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such collateralized transactions by, in appropriate circumstances, entering into enforceable master netting agreement and collateral agreements with counterparties. Such agreements provide the Company, in the event of a counterparty default (such as bankruptcy or counterparty's failure to pay or perform), the right to set off a counterparty's rights and obligations under such agreement and liquidate and net collateral against the net amount owed by the counterparty.

# ING Financial Markets LLC
### (A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

## Notes to Statement of Financial Condition (continued)

### December 31, 2021
*(In Thousands)*

### 3. Collateralized Transactions (continued)

The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed; although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default.

At December 31, 2021, the Company had one such security in the amount of $83,161 (with a market value of $83,459) segregated in a special reserve bank account for the exclusive benefit of customers pursuant to the SEC's Customer Protection Rule (Rule 15c3-3).

*Offsetting of Certain Collateralized Transactions*

The following table presents information about the offsetting of these instruments and related collateral amounts.

| | Gross Amounts (i) | Amounts Offset on the Statement of Financial Condition[1] (ii) | Net Amounts Presented on the Statement of Financial Condition (iii) = (i) – (ii) | Financial Instruments Not Offset on the Statement of Financial Condition[2] (iv) | Net Exposure[3] (v) = (iii) – (iv) |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Securities purchased under agreements to resell | $ 14,308,445 | $ 3,482,988 | $ 10,825,457 | $ 10,824,577 | $ 880 |
| Securities borrowed | 14,016,951 | – | 14,016,951 | 12,359,942 | 1,657,009 |
| | | | | | |
| **Liabilities** | | | | | |
| Securities sold under agreements to repurchase | $ 23,753,154 | $ 3,482,988 | $ 20,270,166 | $ 20,215,339 | $ 54,827 |
| Securities loaned | 6,345,227 | – | 6,345,227 | 6,209,541 | 135,686 |

[1] Represents amounts related to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where applicable netting criteria are met in accordance with U.S. GAAP.

[2] Represents amounts related to master netting agreements and collateral agreements where certain criteria are not met in accordance with U.S. GAAP or management has made an election not to offset.

[3] Represents exposure that is not collateralized.

## 3. Collateralized Transactions (continued)

*Secured Financing Transactions—Maturities and Collateral Pledged*

The following tables present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged as of December 31, 2021.

|  | Remaining Contractual Maturity | | | | |
| --- | --- | --- | --- | --- | --- |
|  | Overnight and Open | Less than 30 days | 30-90 days | Over 90 days | Total |
| Securities sold under agreements to repurchase[1] | $ 14,853,636 | $ 4,820,402 | $ 4,004,116 | $ 75,000 | $ 23,753,154 |
| Securities loaned | 6,315,010 | 30,217 | – | – | 6,345,227 |
| Obligation to return securities received as collateral | 1,480,944 | – | – | – | 1,480,944 |
| Total | $ 22,649,590 | $ 4,850,619 | $ 4,004,116 | $ 75,000 | $ 31,579,325 |

| Collateral Pledged: | Securities Sold under Agreements to Repurchase at Fair Value | Securities Loaned | Obligation to Return Securities Received as Collateral | Total |
| --- | --- | --- | --- | --- |
| U.S. government and federal agency securities | $ 14,497,441 | $ 342,867 | $ 12,557 | $ 14,852,865 |
| Mortgage and asset-backed securities | 5,735,240 | – | – | 5,735,240 |
| Corporate debt securities | 347,424 | 139 | 34,655 | 382,218 |
| Corporate equity securities | 3,108,000 | 6,002,221 | 1,432,585 | 10,542,806 |
| Other | 65,049 | – | 1,147 | 66,196 |
| Total | $ 23,753,154 | $ 6,345,227 | $ 1,480,944 | $ 31,579,325 |

[1]   Amounts presented on a gross basis, prior to netting as shown on the Company's statement of financial condition.

## 4. Securities Received and Pledged as Collateral

The Company enters into secured borrowing and lending transactions as a part of its normal course of business. The Company receives collateral in connection with securities purchased under agreements to resell, securities borrowed transactions, and borrow/pledge transactions. The Company generally is permitted to sell or repledge these securities held as collateral and use them to secure securities sold under agreements to repurchase, enter into securities lending transactions or deliver to counterparties to cover short positions.

At December 31, 2021, the fair value of securities received as collateral that the Company was permitted to sell or repledge was $34,187,595. The fair value of securities received as collateral that the Company sold or repledged was $36,597,999 at December 31, 2021.

In addition, the Company receives securities as collateral in connection with certain securities for securities lending transactions in which the Company acts as a lender. In instances where the Company is permitted to sell or repledge these securities as collateral, the Company reports the fair value of the collateral received and the related obligation to return the collateral for the same amount in the statement of financial condition. At December 31, 2021, $1,480,944 was reported as Securities received as collateral and an Obligation to return securities received as collateral in the statement of financial condition.

## 5. Receivable from and Payable to Customers

Receivable from and payable to customers primarily consist of amounts due to/from customers on cash transactions. These transactions are predominantly comprised of affiliate related transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the statement of financial condition. In the event of fails to deliver securities to or receive securities from the customer, the Company records corresponding receivables from customers or payables to customers, respectively, on a settlement-date basis on the consolidated statement of financial condition. Amounts receivable from and payable to customers at December 31, 2021 were $3,000,591 and $60,374 respectively.

# ING Financial Markets LLC
### (A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

## Notes to Statement of Financial Condition (continued)

### December 31, 2021
*(In Thousands)*

### 6. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2021 consist of the following:

|  | Receivable | Payable |
|---|---|---|
| Securities failed to deliver/receive | $ 49,976 | $ 76,646 |
| Deposits with clearing organizations | 68,235 | – |
| Due to/from brokers, dealers, and clearing organizations | 1,250 | 4,500 |
| Net Unsettled Trades | 4,500 | – |
| Fees, interest, rebates, and other receivable/payable | 22,315 | 26,060 |
| Total | $ 146,276 | $ 107,206 |

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

The Company self-clears its securities financing business which includes repurchase and reverse repurchase agreement transactions, and securities borrow and loan transactions.

## ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

## Notes to Statement of Financial Condition (continued)

December 31, 2021
*(In Thousands)*

**7. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value**

Financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2021 consist of equity securities valued at quoted market prices. At December 31, 2021, these amounts were as follows:

|  | Financial Instruments Owned | Financial Instruments Sold, Not Yet Purchased |
|---|---|---|
| US Treasury | $ 2,621 | $ 4,090 |
| Corporate Obligations | 9,751 | 8,355 |
| Equities | 422 | – |
| Total | $ 12,794 | $ 12,445 |

Financial instruments sold, not yet purchased at fair value, include an obligation to purchase securities at a future date. Such securities have market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

# ING Financial Markets LLC
## (A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

# Notes to Statement of Financial Condition (continued)

### December 31, 2021
*(In Thousands)*

## 8. Related-Party Transactions

The Company is involved in secured financing and other transactions with affiliates and has significant related-party balances with affiliates.

The Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a separate entity basis and then allocated on a pro rata basis amongst the Parent group. The Company pays taxes to the Parent periodically during the year based on an estimated effective tax rate. At December 31, 2021, the Company has a tax payable to its Parent included in accounts payable, accrued expenses, and other liabilities of $13,372.

The Company maintains a funding agreement with its affiliate, ING Capital LLC, which is used to satisfy funding requirements in the normal course of business. Any funding provided matures on an overnight basis and the Company pays an interest rate of three month LIBOR.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2021:

### Statement of Financial Condition Items

| | |
|---|---:|
| Cash | $ 2 |
| Receivable from affiliates | 3,376 |
| Receivable from brokers, dealers, and clearing organizations | 2,185 |
| Receivable from customers | 2,998,998 |
| Securities borrowed | 5,308,941 |
| Securities purchased under agreements to resell | 3,977,588 |
| Total Assets | $ 12,291,090 |
| | |
| Short-term loan | $450,511 |
| Payable to brokers, dealers, and clearing organization | 3,521 |
| Payable to customers | 60,366 |
| Securities loaned | 3,007,286 |
| Securities sold under agreements to repurchase | 1,990,299 |
| Accounts payable, accrued expenses, and other liabilities | 17,824 |
| Total Liabilities | $ 5,529,806 |

**9. Fair Value of Financial Instruments**

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

### 9. Fair Value of Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2021:

| | Quoted prices in active markets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Securities purchased under agreements to resell at fair value | $ – | $ 9,747,546 | $ – | $ 9,747,546 |
| Securities received as collateral | 1,446,289 | 34,655 | – | 1,480,944 |
| Financial instruments owned, at fair value: | | | | |
| US Government | 2,621 | – | – | 2,621 |
| Corporate Obligations | 9,751 | – | – | 9,751 |
| Equities | 422 | – | – | 422 |
| Total | $ 1,459,083 | $ 9,782,201 | $ – | $ 11,241,284 |
| | | | | |
| **Liabilities** | | | | |
| Securities sold under agreements to repurchase at fair value | $ – | $ 19,275,416 | $ – | $ 19,275,416 |
| Obligation to return securities received as collateral | 1,446,289 | 34,655 | – | 1,480,944 |
| Financial instruments sold, not yet purchased, at fair value: | | | | |
| US Government | 4,090 | – | – | 4,090 |
| Corporate Obligations | 8,355 | – | – | 8,355 |
| Equities | – | – | – | – |
| Total | $ 1,458,734 | $ 19,310,071 | $ – | $ 20,768,805 |

## 9. Fair Value of Financial Instruments (continued)

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

### (a) U.S. Government

U.S. government and agency securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy.

### (b) Corporate Obligations

Corporate bonds are measured primarily using pricing data from prices observed for recently executed market transactions and categorized within Level 1 of the fair value hierarchy.

### (c) Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized as Level 1 of the fair value hierarchy.

Securities received as collateral and Obligation to return securities received as collateral consist of U.S. listed equities, and Sovereign Obligations, Mutual Funds and Unit Investment Trusts. These equities and exchange traded funds are valued based on quoted prices from the applicable U.S. exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. Sovereign Obligations, and Unit Investment Trusts have been designated as Level 2, whose value have been determined via broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

There were no transfers in and out among the fair value hierarchy levels during the year ended December 31, 2021.

# ING Financial Markets LLC
### (A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

## Notes to Statement of Financial Condition (continued)

December 31, 2021
*(In Thousands)*

**9. Fair Value of Financial Instruments (continued)**

**Financial Instruments Not Measured at Fair Value on a Recurring Basis**

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash, Securities borrowed, Securities loaned, Collateralized financing transactions, Receivable from brokers, dealers, and clearing organizations, Receivable from customers, Payable to brokers, dealers, and clearing organizations, Payable to customers, and Short-term loan from affiliate.

Financial instruments owned, not readily marketable are Level 3 financial assets pertaining to the Company's investment in and Depository Trust & Clearing Corporation (DTCC) preferred and common shares. These securities are valued based on information provided by DTCC.

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the statement of financial condition.

## 9. Fair Value of Financial Instruments (continued)

**Financial Instruments Not Measured at Fair Value on a Recurring Basis**

|  | Carrying Value | Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash | $ 443,257 | $ 443,257 | $ 443,257 | $ – | $ – |
| Securities segregated under Federal and other regulations | 83,161 | 83,161 | | 83,161 | – |
| Securities borrowed | 14,016,951 | 14,016,951 | – | 14,016,951 | – |
| Securities purchased under agreement to resell | 994,750 | 994,750 | – | 994,750 | – |
| Receivable from brokers, dealers, and clearing organizations | 146,276 | 146,276 | 68,235 | 78,041 | – |
| Receivable from customers | 3,000,591 | 3,000,591 | – | 3,000,591 | – |
| Financial instruments owned, not readily marketable | 2,072 | 2,072 | – | – | 2,072 |
| Total | $ 18,687,058 | $ 18,687,058 | $ 511,492 | $ 18,173,494 | $ 2,072 |
| | | | | | |
| **Liabilities** | | | | | |
| Short-term loan from affiliate | $ 450,518 | $ 450,518 | $ – | $ 450,518 | $ – |
| Securities loaned | 6,345,227 | 6,345,227 | – | 6,345,227 | – |
| Securities sold under agreement to repurchase | 994,750 | 994,750 | – | 994,750 | – |
| Payables to brokers, dealers, and clearing organizations | 107,206 | 107,206 | – | 107,206 | – |
| Payables to customers | 60,374 | 60,374 | – | 60,374 | – |
| Total | $ 7,958,075 | $ 7,958,075 | $ – | $ 7,958,075 | $ – |

## Fair Value Option

The Company's Global Securities Financing portfolio accounts for Securities purchased under agreements to resell and Securities sold under agreements to repurchase at fair value under the fair value option election. The primary reason for electing fair value option is to reflect economic events in earnings on a timely basis. The fair value is computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks and interest yield curves. Securities purchased under agreements to resell and Securities sold under agreements to repurchase are generally classified as level 2 because the inputs are observable.

## ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

## Notes to Statement of Financial Condition (continued)

December 31, 2021
*(In Thousands)*

### 10. Income Taxes

The Company is a single member limited liability company for federal, state, and local tax purposes, and accordingly, for the year ended December 31, 2021, it was not subject to federal, state and local corporate income taxes directly, but is included in the consolidated and combined returns filed by the Parent.

The Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a modified separate company basis. At December 31, 2021, the expense to the Company was $13,346 and the Company has a payable to the Parent of $13,372 related to income taxes reported under Accounts Payable, accrued expenses and other liabilities.

The difference between the expected statutory federal rate of 21% and the effective income tax rate of 24.53% for the year ended December 31, 2021 is due to state and local income taxes.

As of and for the year ended December 31, 2021, the Company was not required to establish a liability for uncertain tax positions. As of December 31, 2021, the Company has no accrued liabilities for interest or penalties in its statement of financial condition. The Parent's federal tax returns are open to IRS examination beginning with the 2018 tax year. Most state & local tax returns are open to examination beginning with tax year 2018 whereas a select few state and local tax returns are open to examination beginning with the 2002 tax year.

## 11. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign entities. The Company's transactions are collateralized and are executed with and on behalf of institutional investors, including other broker-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

The Company attempts to minimize credit risk associated with securities lending and borrowing transactions, and repurchase and reverse repurchase transactions, by monitoring counterparty credit exposure and creditworthiness and limiting such transactions with certain counterparties. The Company mitigates credit exposure arising from such transactions by entering into collateral and netting agreements. The Company reviews the market value of securities and collateral held on a daily basis and requires additional collateral to be delivered or returned to the Company pursuant to the terms of such collateral agreements.

## 12. Guarantees

In accordance with ASC 460, *Guarantees*, the Company is required to disclose information about obligations under certain guarantee arrangements. It defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party.

### Exchange/Clearinghouse Membership Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or clearinghouse. While the rules governing different exchange and clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

## 13. Commitments and Contingencies

The Company operates in a legal and regulatory business environment that exposes it to various legal and regulatory compliance risks. As a result, the Company is involved in certain types of litigation and regulatory proceedings in the ordinary course of investment banking and securities brokerage businesses that it operates in.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Statement of Financial Condition (continued)

December 31, 2021
*(In Thousands)*

**13. Commitments and Contingencies (continued)**

In accordance with ASC 450, "Loss Contingencies", the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution. In view of the inherent difficulty of predicting the outcome of such matters, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these matters and believes, in conjunction with consultation with outside counsel that based on information available to it, that the resolution of these matters will not have a material adverse effect on its statements of income and financial condition of the Company for the year ended December 31, 2021.

The Company maintained a credit facility from its affiliate, ING Capital LLC, which satisfies the funding requirement in a liquidity event in the amount of $100,000. No amounts have been drawn on the credit facility during the year ended December 31, 2021.

The Company enters into forward starting reverse purchase and repurchase agreements that are primarily secured by fixed income securities. At December 31, 2021, the Company had commitments of $282,026 and $597,540 respectively, associated with these instruments.

In the normal course of business, the Company enters into underwriting commitments. There were no outstanding underwriting commitments at December 31, 2021.

The ongoing COVID-19 pandemic has significantly impacted global commercial and financial activities. Its eventual impact on the global economy and markets cannot now be determined. The significance of the pandemic, including its effect on financial and operational results, is to be dictated by, among other things, its severity, duration, and the effectiveness of the response. While the Company continues to monitor the impact of the pandemic closely, the extent of its impact on financial and operational results is uncertain.

## 14. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the Rule's alternative method, which requires maintaining net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined.

SEC Rule 15c3-1 and the rules of the Financial Industry Regulatory Authority also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than the greater of 2% of aggregate debit items or $1,500. At December 31, 2021, the Company had net capital of $1,100,391 of which $1,039,424 was in excess of the required net capital of $60,967. The Company's Net Capital reflects a distribution of $350,000 that was paid to the Company's parent, ING Financial Holdings Corporation on September 23, 2021.

The Company has entered into a written agreement with an unaffiliated clearing firm which requires the clearing firm to perform a "PAB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

## 15. Subsequent Events

The Company evaluated subsequent events through February 28, 2022, the date the financial statements were issued. The Company did not note any subsequent events requiring disclosure or adjustment to the financial statements